SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-16161
(Check One)

[ ] Form 10-K and Form 10-KSB Form [ ] 11-K
[ ] Form 20-F |X| Form 10-Q and Form 10-QSB [ ] Form N-SAR
         For the period ended  September  30, 1997
[ ] Transition  Report on Form  10-K  and  Form  10-KSB
[ ] Transition  Report  on Form  20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

  Full name of registrant:  Original Italian Pasta Products Co., Inc.
                            ----------------------------------------------------
  Former name if applicable:
                             ---------------------------------------------------
  Address of principal executive office (Street and Number):  36 Auburn Street
                                                             -------------------
  City, State and Zip Code:  Chelsea, Massachusetts  02150
                            ----------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;








         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The delay in the filing of the form 10-QSB for the period ended September 30, 1997 could not be eliminated without unreasonable effort or expense due to the recent departure from the company of its controller and the resignation of its Chief Financial Officer.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Paul K. Stevens            (617) 884-5211
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(Name)                     (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes    [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE EXHIBIT A ATTACHED HERETO.

  Original Italian Pasta Products Co., Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997                    By: /s/Paul K. Stevens
                                                ------------------
                                            Paul K. Stevens, President








                                    EXHIBIT A

            ORIGINAL ITALIAN PASTA PRODUCTS CO., INC. ("THE COMPANY")

         Due to a substantial reduction in the Company's sales volume, the Company anticipates a significant change in its results of operations for the period ended September 30, 1997 as compared to the period ended September 30, 1996. Specific quantitative results with respect to such change are not presently available due to the reasons described in Part III of this notification.